United States securities and exchange commission logo





                                September 20, 2022

       Leonardo Santos
       Chief Executive Officer
       Semantix, Inc.
       Avenida Eus  bio Matoso, 1375, 10   andar
       S  o Paulo, S  o Paulo, Brazil, 05423-180

                                                        Re: Semantix, Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed August 24,
2022
                                                            File No. 333-267040

       Dear Mr. Santos:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Cover Page

   1. For each of the securities being registered for resale, disclose the price that the selling securityholders paid
for such securities.
   2. Disclose the exercise prices of the warrants compared to the market price of the underlying securities.
If the warrants are out the money, please disclose the likelihood that warrant holders will
not exercise their warrants. Provide similar disclosure in the prospectus summary,
risk factors, MD&A and use of proceeds section and disclose that cash proceeds
associated with the exercises of the warrants are dependent on the stock price. As applicable,
describe the impact on your liquidity and update the discussion on the ability of your
company to fund your operations on a prospective basis with your current cash on hand.
 Leonardo Santos
FirstName  LastNameLeonardo Santos
Semantix, Inc.
Comapany 20,
September  NameSemantix,
               2022        Inc.
September
Page 2     20, 2022 Page 2
FirstName LastName
3. We note the significant number of redemptions of your ordinary shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the ordinary shares.
Risk Factors, page 10

4. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also, disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis
Liquidity and Capital Resources, page 129

5. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the ordinary shares, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
General

6. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the sponsor, private placement investors, and PIPE investors acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the sponsor, private placement investors and
         PIPE investors may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price.
         Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
7. We note that the majority of shares being offered for resale are held by four selling shareholders: DDT Investments Ltd., ETZ Chaim Investments Ltd., Fundo
de
         Investimento em Participa    es Multiestrat  gia Inovabra I
Investimento no Exteriora
         and Crescera Growth Capital Master Semantix Fundo de Investimento em
Participa    es
 Leonardo Santos
Semantix, Inc.
September 20, 2022
Page 3
      Multiestrat gia. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how
      such sales could impact the market price of the company   s common stock.
Your
      discussion should highlight the fact that these selling shareholders will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.
8. It appears that you are attempting to simultaneously register the primary issuance and the resale of the same 7,000,000 ordinary shares issuable upon the exercise of 7,000,000 outstanding private placement warrants. Please advise and discuss the legal basis for your conclusion that you are able to register both the primary issuance and resale of these shares simultaneously.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                             Sincerely,
FirstName LastNameLeonardo Santos
                                                             Division of
Corporation Finance
Comapany NameSemantix, Inc.
                                                             Office of
Technology
September 20, 2022 Page 3
cc:       Filipe B. Areno
FirstName LastName